Filed by Vista Outdoor Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Revelyst, Inc.

Commission File No.: 001-41793

Project Ram All Employee Memo

To: All Vista Outdoor Employees

From: Gary McArthur, Jason Vanderbrink and Eric Nyman

Re: The Next Chapter for Sporting Products and Outdoor Products

Date: 10/16/23 at 8:05am ET

Vista Outdoor family,

Yesterday, Vista Outdoor signed a definitive agreement to sell the Sporting Products segment to Czechoslovak Group (CSG), a privately held, strategic buyer, for $1.91 billion, subject to customary purchase price adjustments. Upon close of the transaction, our ammunition brands will become part of CSG, which is a private, successful, and growing global business.

Returning to private ownership is a positive development for the Sporting Products segment. The buyer will provide our ammunition brands (Federal, Remington, Speer, CCI and HEVI-Shot) with a strategic, long-term home that will make the brands less exposed to the pressures of the public capital markets while also providing resources to grow.

This sale is aligned with our previously announced plan to separate Vista Outdoor into two separate companies. The sale of Sporting Products represents an important strategic step in creating value for both the Outdoor Products and Sporting Products segments. We rigorously evaluated the original path – which was a formal separation – but we ultimately decided that that the sale of Sporting Products is the best path to maximize value for our stockholders while better positioning Sporting Products and Outdoor Products for future success.

Sporting Products Leadership Update

Following the announcement, we expect that the management team will remain intact, and Jason Vanderbrink will continue as CEO. We’re also pleased to share that, the plan is for Al Kerfeld to serve as the CFO for Sporting Products; Jeff Ehrich as General Counsel and Corporate Secretary; and, following the closing of the transaction, Mark Kowalski as Controller and Chief Accounting Officer. Additionally, following the closing of the transaction, Andy Keegan intends to join Outdoor Products as CFO, recently rebranded as Revelyst.

Further, Sporting Products will retain its headquarters in Anoka, Minnesota.

Revelyst Update

The announcement paves the way for the formal launch of Revelyst. Revelyst will launch under the New York Stock Exchange ticker “GEAR” upon the closing of the transaction.

The announcement also gives Revelyst momentum. As noted above, Andy Keegan will join the Revelyst leadership team as our Chief Financial Officer. Andy’s skillset is geared toward public capital markets, so his joining Revelyst is a major boost to our financial expertise and adds immediate talent and institutional knowledge.

The proceeds from the transaction will eliminate the Vista Outdoor debt and infuse Revelyst with cash reserves to boost our balance sheet from day one. This is a significant development and positions Revelyst well for the future.

CSG Overview

To provide a bit of background, CSG is a leading industrial technology holding company, operating within five strategic business segments, including defense, aerospace, ammunition, mobility and business projects. CSG is 100% owned and led by Michal Strnad, who has transformed it into a leading Czech industrial group with a strong international footprint. CSG employs more than 10,000 people worldwide and it owns and manages a diverse portfolio of industrial and trade companies across the defense and civil sectors. CSG is headquartered in Prague, Czech Republic.

Timeline and Process

Today’s announcement is the first step in the sale process. We are estimating the close will happen in calendar year 2024, subject to approval of our stockholders, receipt of necessary regulatory approvals and other customary closing conditions.

Until that time, it’s business as usual and we will continue to operate as one Vista Outdoor. We expect no immediate changes in your current day-to-day roles, responsibilities, benefits or reporting relationships because of this announcement.

We also must remind employees that unless you are on the transaction team, employees should not interact or discuss business operations with anybody from CSG until we formally close the transaction. Additionally, employees may not interact with members of the media or investors and should refer any inquiries – through formal or personal channels – to media.relations@vistaoutdoor.com.

There are still many details to be determined, and while we may not have all the answers today, you can reference an FAQ here which we hope will address several of your questions.

Beyond today, we are committed to transparency and keeping you informed as we work towards close.

Thank you for the hard work and support. The dedication and passion shown by our employees during this process has been nothing short of remarkable. The announcement validates that your work is valued and has transformed this company in many positive ways. We are grateful for your efforts and support as we move forward.

Sincerely,

Gary, Jason and Eric

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the transaction among Vista Outdoor Inc. (“Vista Outdoor”), Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”). In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 will include a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING VISTA OUTDOOR’S PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and stockholders will be able to obtain the proxy statement/prospectus and any other documents (once available) free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on Vista Outdoor’s website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Vista Outdoor’s stockholders in respect of the Transaction. Information about Vista Outdoor’s directors and executive officers is set forth in Vista Outdoor’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of Vista Outdoor’s stockholders generally, will also be included in the proxy statement/prospectus relating to the Transaction, when it becomes available.